Exhibit 99.1

Bitfarms to Present at Needham Growth Conference in NYC

Toronto, Ontario and New York, New York (January 7, 2026) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a North American energy and digital infrastructure company, will participate in Needham’s 28th Annual Growth Conference, taking place from January 13-14 in New York City. A management presentation will be held at 4:30 pm ET, on Tuesday, January 13. Investors can listen to the live webcast here, and a replay will be available on the Bitfarms’ investor site following the conference.

Bitfarms Company Presentation

Date: Tuesday, January 13

Time: 4:30-5:10 pm ET

Presenters: CFO Jonathan Mir and COO Liam Wilson

Webcast Link

Additionally, management will be available for 1x1 meetings during the conference. To sign up for 1x1 meetings at the conference, please contact your sales representative at Needham or email investors@bitfarms.com.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
http://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Investor Relations Contact:

Laine Yonker

investors@bitfarms.com

Media Contact:

Tara Goldstein

tgoldstein@bitfarms.com